November 2, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ShiftPixy, Inc.
Registration Statement on Form S-3
File No. 333-267751

Ladies and Gentlemen:

Please find below the response of ShiftPixy, Inc. (the “Company”, “we,” “us,” or “our”), to the comments raised by the staff of the Securities and Exchange Commission in its letter dated October 25, 2022, relating to the above-referenced registration statement.

For your convenience, the staff’s comment has been restated and is followed by the Company’s response.

Registration Statement on Form S-3 filed October 5, 2022

Risk Factors

"If we are deemed to be an investment company under the Investment Company Act of 1940, we may be required . . . ", page 9

1.	We note your disclosure that you "believe that [you] exceeded the 40% Threshold on October 19, 2021 in connection with the pricing of IHC’s IPO," as well as your disclosure that, "[t]o comply with Rule 3a-2, [you] intend to sell the Founder Shares or dividend the Founder Shares to [y]our shareholders by October 19, 2022, the end of the one-year period afforded by the safe harbor for transient investment companies under Rule 3a-2." Yet you also state that you will conduct a special distribution of shares of common stock as soon as practicable following the completion of the initial business combination, which has not yet happened. Considering the October 19, 2022 deadline has lapsed and the initial business combination has yet to take place, revise to explain how you believe you are in compliance with the 1940 Act.

Response:

The Company respectfully acknowledges the staff's comment and accordingly proposes to revise its disclosures on page 9 as follows:

~~In addition, as noted above, on May 13, 2022, we issued a press release announcing a special distribution of shares of common stock of IHC to all ShiftPixy shareholders of record as of May 17, 2022. The shares in IHC are expected to be distributed to eligible ShiftPixy shareholders as soon as practicable following the completion of the IBC, subject to a registration statement covering the IHC shares being declared effective by the SEC. In the event of such distribution of the IHC shares, we would no longer own such shares and would accordingly ensure that we and/or any of our parents, subsidiaries or affiliates are in compliance with the 1940 Act.~~

~~Notwithstanding the foregoing, the acquisition of additional investment securities, including potentially as a result of making working capital loans to IHC, could be viewed as business activities inconsistent with this requirement.~~

While we anticipated the sale or dividend of our subsidiary’s shares in IHC by October 19, 2022, we note that in connection with the vote of the Shareholders of IHC at the meeting on October 14, 2022, regarding extending IHC, Shareholders holding 11,251,347 Public Shares of IHC exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $114,949,914 is to be removed from the Trust Account to pay such holders. Following the redemptions, the net balance in the Trust Account is approximately $2,540,375, and IHC’s remaining Public Shares outstanding are 248,653, for a total shares outstanding following the redemptions of 3,123,653. IHC also reported, as of its last Quarterly Report on Form 10-Q, filed August 12, 2022, accounts payable of $2,140,188. Thus, the substantial redemptions significantly altered the value of the Trust Account and the attendant course of action anticipated for IHC. As IHC noted in its Proxy Statement associated with its announcement of the extension amendment vote, “[e]ven if the Extension or the Business Combination are approved by our stockholders, it is possible that redemptions will leave us with insufficient cash to consummate a Business Combination on commercially acceptable terms, or at all.” Accordingly, because of the substantial redemptions, the Company and IHC are considering action to terminate IHC. In the interim, the Company believes that it is not currently in violation of the 1940 Act, because (a) although the Company, through its subsidiary, ShiftPixy Investments, Inc., holds approximately 2,125,000 shares (less 15,000 shares reserved as compensation for independent directors), accounting for approximately 68% of the total shares outstanding of IHC, IHC has a substantially diminished value and is not likely to have any meaningful value unless and until it completes an initial business combination, and (b) the Company’s subsidiary’s shares in IHC are restricted, and there is otherwise no meaningful market for such shares. Thus, neither IHC itself nor the Company’s IHC shares have any significant value relative to the assets of the Company. Therefore, because the redemptions effectively reduced the value of IHC and the IHC shares held by the Company’s subsidiary, we believe the Company’s interest in IHC has fallen outside the scope of the 40% threshold such that the 1940 Act should not be deemed to apply. Further, even if IHC is successful in securing an agreement to complete an initial business combination, it is the Company’s intention to dispose of its shares in IHC through sale, dividend (if permitted under Wyoming law) or surrender, prior to the completion of the initial business combination.

In addition, although on May 13, 2022, we issued a press release announcing a special distribution of shares of common stock of IHC to all ShiftPixy shareholders of record as of May 17, 2022, the Company has been unable to complete a dividend of its IHC shares, because Wyoming law requires that the Company have net assets following the issuance of any such dividend, and the Company does not have net assets sufficient to issue a dividend at this time. If we were able to issue such a dividend of the shares in IHC to eligible ShiftPixy shareholders, subject to a registration statement covering the IHC shares being declared effective by the SEC, we would no longer own such shares and would accordingly ensure that we and/or any of our parents, subsidiaries or affiliates are in compliance with the 1940 Act. However, there can be no assurances that we will not be deemed to be an investment company under the 1940 Act. In addition, the acquisition of additional investment securities, including potentially as a result of making working capital loans to IHC, could be viewed as business activities inconsistent with the requirements of the 1940 Act.

General

2.	We note your press release dated September 7, 2022 stating your intention to dual list your shares on Upstream. Clarify the securities you intend to list. In this regard, we note that the Upstream web-site seems to currently allow investors to invest in you via a current follow-on offering for "tokenized equity" with an offering size of $10,000,000. Explain what constitutes "tokenized equity" and tell us whether this offering is currently underway. Further, confirm that the offering is unavailable to U.S. investors, as the web-site suggests.

Response to SEC – 2022-11-02

Response:

The Company plans to dual list its existing shares of common stock on Upstream. Such shares will continue to trade on Nasdaq, and shareholders that wish to withdraw their securities from CEDE & Co. may deposit their shares onto Upstream via the U.S. transfer agent directly to MERJ Depository and Registry Limited. Each such share of common stock shall be represented as a digital security and is the same issued and authorized share of common stock already registered with the Commission.

Each share on Upstream is “tokenized equity,” meaning that it is a digital security and a representation of traditional common stock in the form of an uncertificated security that is signed to the Ethereum blockchain and held in the original shareholder’s digital wallet.

The offering is not currently underway. When the offering commences the digital securities will be registered on Upstream, offered via a prospectus available to non-U.S. and Canadian investors. Securities listed on Upstream, including the proposed offering, are not available to U.S. investors.

3.	We also note that your press release dated September 8, 2022 announces your plan to spin-off ShiftPixy Labs and dividend certain digital securities to ShiftPixy shareholders, using a record date of September 8, 2022. You also announce an intent to publicly list ShiftPixy Labs, Inc. via an initial public offering on both NASDAQ and Upstream during October 2022. Please provide us with a materially complete description of the digital securities and whether you plan to register such securities in connection with such contemplated spin-off. Clarify, if true, that the spin-off and initial public offering of ShiftPixy Labs are intended to be separate events, considering they appear to involve different securities, and update your timing expectations.

Response:

Similar to the Company’s intention to dual list its own shares of common stock on Upstream, the Company’s intention is to spin-off or otherwise sell the shares that it owns in ShiftPixy Labs, Inc., in part on Upstream, and then, as a separate event, in part on Nasdaq (and/or ShiftPixy Labs would effect an issuance of its shares on one or both of the exchanges). The structure of such listings has not yet been determined, and the timing is being delayed until the first calendar quarter of 2023. Each such share of common stock to be listed on Upstream shall be “tokenized equity,” meaning that it is a digital security and a representation of traditional common stock in the form of an uncertificated security that is signed to the Ethereum blockchain and held in the original shareholder’s digital wallet.

The Company is unable presently to complete a dividend of its shares in ShiftPixy Labs, because Wyoming law requires that the Company have net assets following the issuance of any such dividend, and the Company does not have net assets sufficient to issue a dividend at this time.

4.	We note that your website indicates that you "are super-charging the digital dining experience through NFT avatars" and that the ShiftPixy Labs business model includes "NFT Creator Collections." In connection therewith, please provide us with a materially complete description of the NFTs and clarify who has created or will create them, as applicable. Please also provide us with your legal analysis that such digital assets are not securities and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities.

Response to SEC – 2022-11-02

Response:

As set forth in our March 18, 2022, and April 7, 2022, Response Letters, first, the Company plans to create its own NFTs on a digital blockchain in connection with its marketing efforts for certain ghost kitchen restaurant brands that are currently in development, as disclosed on page 20 of the Company’s Annual Report on Form 10-K for its fiscal year ended August 31, 2021, filed with the Commission on December 3, 2021. Each NFT will be gifted to an individual customer for free. The NFTs will allow customers to play online games built and designed by the Company to earn rewards under the Company’s loyalty program. The rewards will accrue over time based on the customer’s qualifying purchases and participation in the online games. The NFTs will also enable customers to digitally place food and beverage orders through brand locations in the metaverse. The NFTs will not be transferrable or saleable. The NFTs are merely customizable profiles that customers can use to access online games and each NFT will have the identical ability to earn rewards. The NFT loyalty rewards program is an immaterial marketing program designed by the Company to generate interest for various product offerings and services developed through ShiftPixy Labs.

Second, our legal analysis that such digital assets monetized in our loyalty program are not securities and, therefore, we are not facilitating, or causing the Company to engage in, transactions in unregistered securities is as follows:

The NFTs are not a security under the definition of “security” set out in the Securities Act of 1933 (the “Securities Act”) or the Securities Exchange Act of 1934 (the “Exchange Act”), because they do not fit the definitions of any of the security instruments listed in those statutes, including “stock,” “bonds,” “notes,” or any instrument. In addition, the NFTs do not meet the four-part test assessing whether they are a form of “investment contract” as set out in SEC v. Howey,1 for the reasons set forth below:

1.	Securities Act and Exchange Act Analysis. The Securities Act and Exchange Act contain almost identical definitions of the term security; for example, they both list a number of familiar financial instruments as securities, including stock, notes and bonds.[2] The characteristics of NFTs do not fit within the enumerated lists of financial instruments. For example, the NFTs do not have the characteristics of being a stock, note, bond or similar financial instrument because the NFTs are digital representations of a customer’s loyalty profile. The NFTs do have any intrinsic value and NFT holders have no economic, governance or other rights with respect to the Company (a fact which the Company intends to make clear when it releases its Terms of Use with respect to the NFTs). Therefore, the NFTs are not securities under the definitions provided in the Securities Act and Exchange Act.

2.	Howey Test. The seminal Supreme Court case SEC v. W.J. Howey Company defines an investment contract to include a contract, transaction or scheme that meets all four of the following elements: (1) an investment of money, (2) in a common enterprise, (3) with the expectation of profits (4) to be derived solely (or, according to lower federal courts, primarily) from the efforts of others. On April 3, 2019, the Staff published a “Framework for ‘Investment Contract’ Analysis of Digital Assets” (the “Staff Framework”). The Staff Framework lists a number of non-exclusive factors that the Staff believes are useful in analyzing whether a digital asset is a security under the Howey test. The Staff Framework addresses each of the elements of the Howey test and provides guidance on their application to the NFTs to be issued by the Company, as analyzed below:

1 SEC v. W.J. Howey Co., 328 U.S. 293 (1946).

2 Securities Act of 1933, 15 U.S.C. § 77b(a)(1).

Response to SEC – 2022-11-02

a.	The NFTs Do Not Involve an Investment of Money. The NFTs do not involve any investment of money as required by the first prong of the Howey test. Investors receive the NFTs for free by signing up to participate in a voluntary, promotional rewards program. The NFTs are not purchased or otherwise acquired in exchange for value.

b.	The NFTs Do Not Involve a Common Enterprise. The NFTs do not meet the second prong of the Howey test, which requires people to invest in a “common enterprise.” The Howey Court did not define the term common enterprise, although it did seem to equate the concept with the ability of the investors to “share in the profits” of an enterprise. The NFTs have no value and have no link to any of the Company’s profits or losses other than the ability of a customer to earn rewards by purchasing qualifying food and beverage products and participating in interactive online games. The NFTs do not entitle any holder to any revenues generated by the Company.

c.	The NFTs Involve No Reasonable Expectation of Profit. The third prong of the Howey test requires that the investor “is led to expect profits.” No holder of the NFTs would be led to expect profits – a point that the Company intends to reinforce through its Terms of Use, as noted above. Unlike other types of NFTs, the NFTs generated by the Company will be distributed to customers for free, will have no value and will not be available for transfer or resale. Holders of NFTs will not receive any type of distribution (other than being able to earn rewards due to their own efforts) and their NFTs will never appreciate in value because the NFTs cannot be sold or transferred on any exchange or market.

d.	Holders of the NFTs Do Not Rely on the Managerial or Entrepreneurial Efforts of Others. Finally, holders of the Company’s NFTs will not meet the fourth prong of the Howey test, which requires that any expectation of profits is “solely [or primarily] from the efforts of a promoter or a third party.” The Company cannot create any value for the NFTs. Only the holders of the NFTs can generate rewards through the purchase of qualifying food and beverage products and the participation in interactive online games. The Company may, from time to time, improve the quality of the interactive online games; however, such activities will not increase the value of the NFT because the NFTs cannot be sold or transferred.

Based on the four elements of Howey, the NFTs are not “investment securities.”

Should you have additional questions regarding the information contained herein, please contact our counsel, Jeff Cahlon at 212-930-9700 or jcahlon@srf.law.

Sincerely,

/s/ Scott W. Absher

Scott W. Absher
Chief Executive Officer

Response to SEC – 2022-11-02